Exhibit 99.1
Press Release

Basel, June 14, 1999

Roche exercises option to redeem Genentech shares

Roche has exercised its option to redeem all of Genentech's outstanding special common shares. The redemption date is June 30, 1999.

One June 2, Genentech and Roche announced Roche's intention to exercise its call option and publicly reissue a portion of Genentech's shares.

For further information, please turn to www.gene.com.